

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2015

Lawrence B. Prior III
President and Chief Executive Officer
Computer Sciences Government Services Inc.
3170 Fairview Park Drive
Falls Church, VA 22042

> **Re: Computer Sciences Government Services Inc.**
> **Registration Statement on Form 10**
> **Filed July 10, 2015**
> **File No. 001-37494**

Dear Mr. Prior:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   Where appropriate, please disclose why you decided to effect the spin off at this time and the relevant factors you considered with regard to timing. Also disclose any other strategic alternatives you considered and why these were not pursued.

Risk Factors

Risks Relating to Our Business

Our U.S. federal government contracts may be terminated…, page 15

2.   You state in the third sentence of this risk factor that your agreements with U.S. federal government agencies typically contain provisions permitting termination for convenience. Please provide an indication of the revenue derived from agreements that include this type of provision. Similarly, in the last sentence of this risk factor, provide

an indication of the revenue derived from state and local government contracts subject to termination risks.

<u>We have contracts with the U.S. federal government that are classified. . . , page 19</u>

3.   You disclose that you derive a portion of your revenues from classified programs with the U.S. federal government and that investors may have less insight into your classified programs than your other programs and therefore less ability to fully evaluate the risks related to your classified business. Please tell us what consideration you gave to providing quantitative information regarding the portion of your revenues generated from classified programs so that readers may better understand the scope of this risk.

<u>Risks Relating to the Spin-Off, page 26</u>

4.   You disclose on page 5 that Mr. Lawrie, your Chairman, will remain Chief Executive Officer of CSC after the distribution. He is also a director of CSC. Please tell us what consideration you gave to adding a risk factor to highlight potential challenges as a result of Mr. Lawrie's continuing positions at CSC.

<u>Risks Relating to Our Common Stock and the Securities Market, page 30</u>

5.   It appears from your disclosure on page 6 that following the Distribution, the combined value of CSC and your common stock could be less than the trading price of CSC in absence of the spin-off. Please tell us what consideration you gave to including a risk factor or expanding an existing risk factor to highlight this risk to investors as a consequence of the spin-off.

<u>The Spin-Off, page 34</u>

6.   In the first bullet point, you disclose that strategic focus and flexibility is a potential benefit of this proposed transaction. Please expand to disclose with greater specificity how operating as an independent entity would enhance your focus and strategic flexibility.

<u>Unaudited Pro Forma Combined Financial Statements, page 46</u>

7.   Please revise to include a pro forma adjustment reflecting the $1.5 billion special dividend expected to occur concurrently with the distribution. Refer to Rule 11-02(b)(6) of Regulation S-X.

8.   We note your disclosure that after the separation, subject to the terms of the Master Separation and Distribution Agreement, all costs and expenses related to ongoing support of a standalone company, including certain one-time separation costs incurred after the Distribution Date, will be your responsibility. Please revise to separately disclose, as a footnote to the pro forma financial statements, any material nonrecurring charges and

related tax effects which result directly from the transaction and which will be included in the income of the company within the 12 months succeeding the transaction. Please refer to Rule 11-02(b)(5) of Regulation S-X.

Overview, page 51

9.   You mention the predictability of government contracts in the fifth paragraph in this section. However, your risk factors on pages 14 and 15 highlight the termination provisions for convenience and the existence of option periods in your agreements, which appear to limit the certainty of your revenues. Please balance your disclosure on page 51.

Business Environment and Competitive Landscape

Market Overview, page 52

10.   Regarding the industry data and other research you cite in your prospectus by Deltek and Gartner, please include the dates of any such reports and provide us with supplemental copies of the source of information that you cite and from which the data in the prospectus is extracted and mark the copies appropriately to designate the portions you rely upon and cross-reference them to the statements in the prospectus. Also disclose whether any of the data was prepared for you or for this transaction.

Matrix Operating Model: Industries and Offering Solutions

Defense and Intelligence Agencies, page 55

11.   Please provide support for your claim of leadership in the third paragraph in this section. Also provide support for your belief that the New York State of Health exchange is considered the most successful in the nation. Finally, provide support on page 58 for your claim that the NCTracks program is the most complex IT project in North Carolina history, that it saves $3 million per month, and pays faster and more often.

Legal Proceedings

Strauch et al. Fair Labor Standards Act Action, page 67

12.   You disclose that this class action seeks overtime wages. Please disclose the specific relief sought, including any liquidated or punitive damages. Refer to Item 103 of Regulation S-K.

NetCracker Technology Corp., page 68

13.   We note the disclosure that single damages "could be" $15.45 million. Please explain why damages are not stated with certainty and whether the amount could be materially higher.

Management's Discussion and Analysis of Financial Condition and Results of Operations,

Key Performance Indicators, page 72

14.   You indicate that you monitor new contract wins in assessing your ability to compete.
        Please tell us what consideration you gave to quantifying new contracts for this and the 2013
        and 2014 fiscal years. In this regard, we note the disclosure of the value of new contracts
        won by the NPS segment on page 33 of CSC's Form 10-K for the fiscal year ended April 3,
        2015.

Fiscal 2015 Highlights, page 72

15.   We note from footnote (4) on page 74 that backlog disclosure includes unfunded portions of
        government contracts. Please disclose this amount, in accordance with Item 101(c)(1)(viii)
        of Regulation S-K.

Results of Operations

Revenues, page 75

16.   You disclose that the decrease in Defense and Intelligent revenues was due to reduced
        revenue on certain contracts with various agencies that either had concluded or were
        winding down, and reduced revenue due to a net reduction in tasking on existing
        contracts, partially offset by revenue from an acquired entity and revenue from a new
        contract. While your MD&A narrative discusses the factors impacting revenues, the
        disclosure does not provide an indication as to the extent to which fluctuations in
        revenues are attributable to such factors. Please revise to disclose here and elsewhere in
        MD&A, as applicable, the contribution of each identified factor, in quantified terms if
        reasonably practicable, to the fluctuation in revenues. Please refer to Item 303(a)(3) of
        Regulation S-K and Section III.D of SEC Release 33-6835.

Liquidity and Capital Resources

Liquidity Risk, page 80

17.   In the last paragraph, you state that the amount of indebtedness is determined by CSC based
        on its views regarding an appropriate capital structure and amount of leverage. Please
        clarify to disclose why incurring $1.5 billion in debt, consisting of bank term loans and
        senior secured notes, is considered to be an appropriate capital structure. Also disclose,
        where appropriate, the terms of the senior secured loans and term loans, including the
        interest rate, maturity dates, and collateral requirements.

Future Liquidity, page 80

18.   We note your disclosure that your ability to fund operating needs will depend, in part, on your future ability to continue to generate positive cash flow from operations or, if necessary, raise cash in the capital markets. Please revise to disclose the company's expectations regarding sufficiency of short-term and long-term liquidity and capital resources following the spin-off. Please refer to FRC 501.03(a) and Section IV of SEC Release 33-8350.

Management

Our Board of Directors Following the Spin-Off and Director Independence, page 86

19.   For each director, please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as director. Refer to Item 401(e)(1) of Regulation S-K.

Combined Financial Statements

Note 1 - Basis of presentation and summary of significant accounting policies

Summary of significant accounting policies

Revenue recognition, page F-9

20.   Regarding the highly customized software arrangements, you disclose on page F-11 that when vendor specific objective evidence ("VSOE") of fair value of the undelivered element does not exist, revenues are recognized upon substantial completion. Please revise to clarify how you consider the performance obligation of post-contract customer support ("PCS") and how the PCS term relates to your determination of substantial completion.

21.   In addition, we note that when VSOE of fair value for PCS is not available for highly customized software arrangements, CSC defers revenue until only one undelivered element remains and then recognizes revenue following the pattern of delivery for the final undelivered element. Please explain further why your accounting for such arrangements differs from that of CSC or revise your disclosures to clarify that the policies are the same.

22.   As a related matter, we note that in some instances you recognize revenue on the overall arrangement ratably over the PCS period beginning with delivery of the customized software product. Please revise to describe the nature of these arrangements, clarifying if you establish VSOE of fair value for the undelivered elements in these arrangements. If you have VSOE of fair value for the undelivered elements, please explain further your

basis for recognizing the entire arrangement fee ratably over the PCS period beginning with delivery of the customized software product.

Note 2 - Related party transactions and corporate allocations, page F-18

23.   You disclose that the financial information in these combined financial statements does not necessarily include all the expenses that would have been incurred or held by the company had it been a separate, stand-alone entity. Please revise to provide an estimate, if practicable, of what the expenses would have been on a stand-alone basis, as if the company had operated as an unaffiliated entity. Please refer to Question 2 of SAB Topic 1.B.1.

Note 18 – Commitments and contingencies, page F-47

24.   We note your disclosure on page F-52 that you are unable to estimate with confidence or certainty any possible loss or range of loss associated with these matters at this time. ASC 450 does not require estimation with certainty, as an estimate is inherently an approximation that is uncertain. Please disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. Refer to ASC 450-20-50-4(b). CSC should consider similar revisions to their footnote disclosures in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Lawrence B. Prior III
Computer Sciences Government Services Inc.
August 6, 2015
Page 7

You may contact Joyce Sweeney, Staff Accountant at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information
Technologies and Services

cc: Peter Harwich, Esq.
   Allen & Overy LLP